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NEWS RELEASE

FOR: LUSCAR ENERGY PARTNERSHIP


AND LUSCAR COAL LTD.


February 28, 2003

Luscar Acquires Investment in Fording Canadian Coal Trust in Exchange for Contribution of its Metallurgical Coal Assets

EDMONTON, ALBERTA--Luscar Ltd. today announced it has acquired 2.98 million units (6.3%) of the Fording Canadian Coal Trust in exchange for the transfer of its interests in its metallurgical coal assets and related port facility. The units of the Fording Trust will trade on The Toronto Stock Exchange and the New York Stock Exchange, beginning March 5, 2003. Luscar and CONSOL Energy Inc. jointly owned the assets transferred. CONSOL has also transferred its share of the assets to Fording on similar terms.

Luscar's investment in the Fording Canadian Coal Trust will allow it to benefit from the operational and marketing synergy expected to result from the consolidation of all the major metallurgical coal operations in Canada. The Fording Trust is expected to pay quarterly cash distributions to unitholders, the amount of which, if any, will depend on the profitability of its metallurgical coal and other businesses. Luscar will no longer have any direct holdings of metallurgical coal reserves and, as part of the transaction, has agreed not to participate in the metallurgical coal business for a period of five years from today's closing.

The transfer of the Luscar metallurgical coal operations is part of a larger transaction that began when Sherritt Coal Partnership II (a partnership between Sherritt International Corporation and Ontario Teachers' Pension Plan (and Luscar's owners)) initiated a bid for Fording Inc., in October of 2002. Subsequently, a multi-party agreement among Fording, Sherritt, Teachers', Teck Cominco Limited, Westshore Terminals Ltd., CONSOL Energy and Luscar was reached in early 2003, which has resulted in a restructuring of the Canadian coal industry.

Sherritt Coal Partnership II has acquired Fording's thermal coal assets and other mineral interests that formed their prairie operations. Luscar will manage these operations. As part of the transaction, Fording has agreed not to participate in the thermal coal business, other than as a by-product from its metallurgical coal operations, for a period of five years from today's closing. Sherritt and Teachers' are examining in which of their jointly owned corporate entities the Fording prairie assets will be held, including within the Luscar Energy Partnership.



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Luscar has distributed $23 million (partially in the form of metallurgical coal assets) to Sherritt and Teachers' coincident with the metallurgical coal transactions. The asset portion of the distribution has been transferred by Sherritt and Teachers' to Fording for 0.22 million units, bringing the total number of units received for Luscar's metallurgical assets to 3.2 million or 6.8% of the Fording Trust.

The assets transferred include Luscar's:

* 50% interest in the Line Creek mine near Sparwood, B. C.;

* 50% interest in the Luscar mine near Hinton, Alberta;

* 50% interest in the Cheviot mine project;

* Related metallurgical reserves and resources; and

* 23.175% equity interest in the Neptune Bulk Terminals (Canada) Ltd. and its terminal contract with Neptune.

Luscar will retain its share of certain reclamation liabilities associated with the Luscar mine, now nearing the end of its reserve life. A portion of the Luscar mine equipment and workforce will be retained to carry out reclamation.

Luscar is Canada's largest producer of thermal coal and operates nine coal mines in Alberta and Saskatchewan, with the capacity to produce approximately 40 million tonnes annually. About 90% of the coal produced is sold under long-term coal supply agreements to adjacent electric power stations that generate most of the electric power required in those two provinces. About 10% of production is sold to customers in Ontario and overseas markets. Luscar also receives royalty income from production of its reserves and resources of thermal coal in western Canada. In addition, Luscar produces value-added products related to its coal mining operations, including char sold to charcoal briquette manufacturers and humalite products sold to agricultural, environmental and industrial users.

Forward-Looking Information

This news release contains forward-looking statements. These forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are subject to risks and uncertainties. These risks and uncertainties could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.




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FOR FURTHER INFORMATION PLEASE CONTACT:

Luscar Energy Partnership
Ernie Lalonde
(416) 934-7655
Website: www.luscar.com

INDUSTRY:  MNG
SUBJECT:   STK

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